500 Perimeter Park Drive, Suite D,
Morrisville, NC 27560
919-481-4000

VIA EDGAR

September 1, 2015

J. Nolan McWilliams, Esq.
Donald E. Feld, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Issuer Direct Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 4, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2015
File No. 001-10185

Messrs. McWilliams and Feld,

Thank you for your comment letter of August 31, 2015 regarding the Form 10-K for the fiscal year ended December 31, 2014 and the Definitive Proxy Statement on Schedule 14A of Issuer Direct Corporation (the “Company”) referenced above.  Based on your comment, please see the Company’s response below as it relates to the comment letter.
________________________

Definitive Proxy Statement on Schedule 14A

Form of Proxy

1.
On the form of proxy you describe Proposal 3 as “[a]n advisory vote on executive compensation as disclosed in this Proxy Statement.”  This description does not appear consistent with Exchange Act Rule 14a-21, requiring shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.  Please confirm that in future filings you will revise your description of the advisory vote accordingly.  For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Response: The Company hereby confirms that in all of its future filings it will revise its description of the advisory vote on compensation paid to the Company’s named executives officers to specify that the advisory vote is to approve such compensation in accordance with Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Furthermore, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of disclosures in this filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company strives to provide the best possible disclosure to the investing public.  We hope the above response has addressed appropriately the Staff’s comment.  Should you require any further information or have any questions, please feel free to call the undersigned at (919) 481-4000 or the Company’s legal counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Brian R. Balbirnie

Chief Executive Officer